EXHIBIT 99.1

Purported Derivative Action Concerning Dividends

Internet Gold – Golden Lines Ltd. (NASDAQ Global Select Market and TASE: IGLD) (the “Company”) reports that B Communications Ltd., the Company and the members of B Communications’ Board of Directors have been named as respondents in a purported motion to certify a claim as a derivative claim instituted in the Tel Aviv District Court (Economic Affairs Division) on July 28, 2016. The derivative action seeks, among other things, the payment of damages of NIS 113 million (together with interest) and the repayment by the Company of its distributive share of the dividend paid by B Communications in the amount of NIS 73.2 million (together with interest), alleging that B Communications unlawfully distributed a portion of dividend distributed in June 2016. The claim is that out of the NIS 355 million distribution, NIS 113 million was not derived from the net profits of B Communications and therefore could not be considered “retained earnings” that can be legally distributed in accordance with the Israeli Companies Law.

The Company and B Communications believe that the purported derivative action has no legal merit and will seek to dismiss the action.

Forward-Looking Statements

This Report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in Internet Gold's filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.